SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Retractable Technologies, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

76129W105

(CUSIP Number)

Suzanne M. August

340 North Julia Circle

St. Petersburg, FL 33706

(727) 800-2776

(Name, Address, and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 440.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 76129W105
(1)	Names of Reporting Persons Suzanne M. August
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
(3)	SEC use only
(4)	Source of Funds (See Instructions) Not applicable
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of organization USA

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 1,220,000
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,220,000
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 3.6%
(14)	Type of Reporting Person (See Instructions) IN

This Amendment No. 2 amends the Schedule 13D filed with the United States Securities and Exchange Commission on August 23, 2012 as amended by Amendment No. 1 filed on February 1, 2019 (the “Statement”) on behalf of the undersigned. This Amendment No. 2 is being filed to report dispositions of Common Stock (the “Common Stock”) of Retractable Technologies, Inc. (the “Company”) and changes of control which represent a material decrease in the percentage of Common Stock beneficially owned by the undersigned and cause the undersigned to cease being an owner of greater than five percent of the Company. Unless specifically amended hereby, the disclosure set forth in the Statement shall remain unchanged.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Statement is amended and restated as follows:

(a)        As of the date hereof, Ms. August has beneficial ownership of 1,220,000 shares which comprises 3.6% of the Common Stock of the Company. There were 33,816,604 shares of Common Stock of the Company outstanding as of November 2, 2020 according to the Issuer’s most recently available Form 10-Q filing.

(b)(i)    Ms. August relinquished voting power over shares held in certain trusts for her children when they reached the age of thirty in 2018 pursuant to the terms of such trusts.

(ii)        Ms. August has sole power to dispose of 1,220,000 shares of Common Stock owned by the August 2010 Family Trust. These shares continue to be subject to a voting agreement granting voting rights to Thomas J. Shaw, Ms. August’s former spouse.

(c)        Below is a table showing all transactions effected on behalf of Ms. August or trusts controlled by her in the last sixty days:

Transaction Date	Number of Shares Sold	Price Per Share
11/16/2020	4,000	8.48
11/17/2020	16,000	9.50
11/18/2020	16,000	10.22
11/29/2020	8,000	11.05
11/24/2020	30,000	14.09
11/30/2020	6,000	11.22
12/01/2020	2,000	11.80
12/02/2020	8,000	10.75
12/03/2020	2,000	10.54
12/04/2020	2,000	9.94
12/07/2020	4,000	9.36
12/08/2020	6,000	9.53
12/10/2020	10,000	10.54
12/14/2020	4,000	12.24
12/15/2020	4,000	13.74
12/16/2020	4,000	14.24
12/17/2020	4,000	13.28
12/18/2020	4,000	12.00
12/21/2020	4,000	10.70
12/22/2020	8,000	11.33
12/23/2020	8,000	11.47
12/28/2020	7,000	11.72
12/29/2020	6,000	10.80
12/30/2020	7,000	10.96
01/04/2021	4,000	11.07
01/05/2021	4,000	11.40
01/06/2021	4,000	11.73
01/07/2021	4,000	11.66
01/08/2021	4,000	11.27
01/11/2021	4,000	11.05
01/12/2021	4,000	10.89
01/13/2021	4,000	10.98
01/14/2021	4,000	12.34

(d)        The August 2010 Family Trust (and the beneficiaries thereof) shall have the right to receive dividends from, or the proceeds from the sale of, the shares identified in Item (b)(ii) of this Item 5.

(e)         Ms. August ceased to be a beneficial owner of more than five percent of the Company in the second quarter of 2020 due to the increase in the number of shares of outstanding Common Stock of the Company. Sales during 2020-2021 further decreased her ownership.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

DATE: January 14, 2021	BY:	/s/ Suzanne M. August
SUZANNE M. AUGUST